SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2005 (November 17, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

ANSELL LIMITED

CHAIRMAN’S ADDRESS TO 2005 AGM

17 NOVEMBER 2005

Ladies and gentlemen it is with pride that I address you today, in this, the centenary year of the Ansell business.

Firstly, a little bit of history......Back in October 1905, Eric Ansell, an employee of the Dunlop Company in Australia, left Dunlop, bought its condom and balloon manufacturing equipment and started his own business that has grown into your Ansell Limited of today. Interestingly, Eric Ansell started his business in premises in Richmond here in Melbourne just a stone’s throw from where our corporate office is now situated.

You will have seen in our 2005 Annual Review a timeline that includes the major events that have occurred as the Ansell business has grown over the last 100 years.

When shareholders registered your attendance at this meeting this morning, you will have received a sample bag containing some of your company’s products. As you will appreciate, your company has a wide range of products, only some of which we have been able to include in your gift pack. We trust you will find these products useful.

Shareholders will recognise that there have been a number of changes to the Board that have occurred since our 2004 Annual General Meeting. For a start you have a new Chairman standing before you this morning.

My election, by fellow Board members, came about as a consequence of the unfortunate passing on 4 August of this year of Dr Ed Tweddell who was appointed Chairman in late 2001 and under whose leadership the program for the company’s turnaround was established in 2002 and seen through to its successful completion this year. It was with great sadness that we learnt of Dr Tweddell’s passing, and your Board and the Company again express sincere condolences to Ed’s wife Sue, and her family.

In accepting the Board’s nomination to become Chairman, I stood aside from my previous role as Chairman of the Audit Committee. That responsibility has been assumed by Dale Crandall who has been a member of the Audit Committee since he joined the Board in 2002.

We have welcomed two new Directors, Ronnie Bell and Glenn Barnes, to the Board this year. These appointments were made following a global search that was initiated earlier this year as we looked to augment the existing skills and geographic experience of Directors, and also in recognition of the company’s growth objectives and the Board’s own succession planning requirements.

Both Ronnie Bell and Glenn Barnes are standing for election today, and I will provide more details of their respective backgrounds a little later. You will also hear directly from them.

Without pre-empting the outcome of the elections to be conducted shortly, we welcome both new Directors to the Board and very much look forward to the contributions that I know they will make.

As of the conclusion of this meeting this morning, Mike McConnell who has served as an alternate or as a Director in his own right since late 2001, will retire from the Board. Mike’s intention to retire, to concentrate on his business activities in the US, was announced in July of this year.

The Board, and your Company, have benefited greatly from Mike’s contributions over the past 4 years and on behalf of all shareholders and your Board colleagues, I thank you Mike, and wish you every success for the future.

The new Board structure will now comprise five independent non-executive Directors plus the Managing Director, who, of course, cannot be considered independent.

As was mentioned when the full-year results for the 2005 financial year were announced, and again in the Annual Review, the 2005 financial year marked the completion of the program that commenced in 2002, which had as its central goal, a 50% increase in the earnings before interest, tax and amortisation of the Ansell Healthcare business measured over 4 years.

The Board and management have focused intensely since 2002 on achieving the commitments that were made to shareholders, and I’m pleased to report that we achieved our objective.

Evidence of the success of Ansell’s financial performance can be seen in the company’s share price which has risen over the 2002 – 2005 period from $6.40 to around the $10.90 mark yesterday, with a recent high of $11.65.

Having delivered on the promises made in 2002, the Company is now in a much stronger position with a solid earnings base, good cash flow, new technologies and products coming on stream, to be well-placed for continued profitable growth.

The Board considers that the key to our future success is the expansion of our top line revenue, and Doug Tough will shortly touch on our strategies to address this issue.

A final dividend for the 2005 financial year of 10 cents per share was paid to shareholders on 18 October. It was unfranked because most of the group’s earnings are generated outside of Australia, and the company doesn’t have sufficient Australian tax liabilities to generate franking credits. Future dividends are also unable to be franked.

The total dividend for the year of 17 cents per share is an increase of 31% on the previous year.

The full-year dividend, together with the $155 million share buy-back which was completed in December 2004 as part of the Company’s ongoing balanced capital management strategy, means that the Company returned over $180 million to shareholders this year.

One less satisfactory aspect of our results for the 2005 year was the non-cash write-down by $80 million of our investment in the South Pacific Tyres partnership.

This write-down became necessary when we judged that the value of the investment in our books was greater than the estimated amount recoverable from that investment based on the trading conditions and the future outlook of SPT as we saw it in June.

We have previously announced our intention to sell our interest in SPT at an appropriate time and at a price that would optimise the return to Ansell. We are hopeful that a sale on favourable terms will be achieved within the next 12 months.

The subject of executive remuneration is one that has been commanding a lot of attention of recent time and, on occasion, may even have overshadowed other important aspects of business.

Ansell’s objective is to provide information that is both compliant with applicable regulations, is meaningful to shareholders and has regard for the structure of the Company.

Our executive leadership team has been significantly revamped over the last 3 years with the majority of that group having only joined the Company in that 3 year period. We have been successful in securing a young and vital team that is capable of leading the Company into the future.

We have recruited in the international markets in the regions in which the Company operates and where the executive team members are located.

It is important to reflect that, although we are an Australian-domiciled and, proudly, basically an Australian-owned company, only a very small part of our business is located here in Australia.

Most members of our management team are located outside Australia with many based at our operating headquarters in Red Bank, New Jersey. Others are located in Europe and Asia.

For the sake of clarity, the executive remuneration tables in the Remuneration Report are expressed in the currency in which the executives are paid.

Later in the meeting you will be asked to cast your non-binding advisory vote on the Remuneration Report. Although your vote on this item is advisory only and does not bind the Company or the Board, the outcome of the vote will be given appropriate consideration when we review our remuneration practices going forward.

I will provide some additional comments regarding our remuneration principles and practices when we get to that item on the agenda, and you will have an opportunity to ask questions on the Remuneration Report prior to the vote being taken.

I want to emphasise that we remain committed to the principles of good governance and practices within the Company whether it is at Board or senior management level, or across the entire employee base.

One example of our ongoing commitment is that during the year just completed, a computer-based Code of Conduct training program was introduced and implemented across the organisation globally.

We continue to satisfy the ASX Corporate Governance Council’s recommendations, and those provisions are incorporated in our ongoing review of our corporate governance practices.

I referred earlier to commitments that were made to shareholders regarding the expected earnings for the 2002 – 2005 financial years. Those year by year projections were provided after several years of deteriorating performance and were aimed at restoring the company’s financial credibility to shareholders.

Going forward, the Board has decided in line with general business practice to only provide guidance for the year ahead. Therefore, when we announced the full-year results for 2005 we said that Ansell’s earnings per share for the 2006 financial year are expected to be in the US 54 - 57 cent range.

We said that this would include the effect of adopting international financial reporting standards but would be exclusive of the effect of any further write-downs of our investment in South Pacific Tyres, if that were to occur, or any material acquisitions or divestitures. Guidance in this range compares with earnings per share of US 50 cents for the 2005 financial year calculated on the same basis.

Based on the trading results for the 4 months to date and the current outlook for the remainder of this financial year we see no reason at this time to vary our guidance of US54-57 cents earnings per share.

Before I invite the Chief Executive Officer, Doug Tough to make some comments I would like to express to the management and all staff of Ansell the Board’s thanks and congratulations for another year of strong results in 2005 and for the commitment and dedication that they have shown to delivering the promises previously made to shareholders.

Now I’d like to invite Doug Tough to comment further on the results for the year just completed and our plans for the future.

CEO ADDRESS – 2005 ANNUAL GENERAL MEETING

NOVEMBER 17, 2005

Good morning and thank you, Mr. Chairman. It is my pleasure to be back here with all of you to report on Ansell’s 2005 results, our progress and our plans.

I would first like to express my appreciation to my Board colleagues who have been so helpful during my first year as Ansell’s CEO. Their input and counsel has been most beneficial and valuable. I recognize that while it is my first year, it’s Ansell’s 100th and their perspective on company strengths and competencies has been most helpful.

Equally, I present these results on behalf of the 11,000+ employees at Ansell who played such a major role in achieving these record results. Without their dedication, ongoing commitment and ingenuity, these positive results would not have occurred.

As the chairman mentioned, 2005 was a solid year and represented the successful conclusion of our 4 year financial commitment to grow segment earnings before Interest Tax and Amortisation (EBITA - our proxy for profits) by 50% over that time span.

On a global basis, with results reported in US$, we achieved sales of $824m, up 4% and segment EBITA of $116m, up 11% versus year ago. Profit attributable to shareholders of the ongoing company was up 36.5% on the previous year, however, it was found necessary to write down the South Pacific Tyres investment by $61 million, reducing profit attributable to $7.9 million. Of note, this is a non-cash item and the investment write down was as a result of huge pressure on this business from imported tyres from Asia and significantly higher raw material prices. The South Pacific Tyres investment will be exited on or before august 2006.

Our dividend, however, was 17¢ Australian, up 31% and our free cash flow of $94m was up 23% versus last year.

We are also pleased with Ansell’s ability to improve shareholder value and total shareholder returns grew over 30% in 2005 versus prior year.

Your Company is a strong cash generator and our strong cash flow provides the fuel for acquisitions, share buybacks and dividends. While results were led by our occupational business, as you will see shortly, all parts of the business contributed to our robust performance.

One measure of our ongoing productivity and efficiency improvements is represented by the fact that our sales/employee reached a record high in 2005, up 8% versus last year on this productivity measure. Each year, we recognize the need to be both more effective and more efficient and we made good strides in 2005.

Turning now to the individual businesses, our professional business rebounded nicely in the second half of 2005 with a strong European performance. Professional sales were $279m; up 3% and segment EBITA of $33m, up 14% with an improvement in profit margin from 10.6 to 11.7%. Looking forward, we are encouraged by several new high potential products in the pipeline which have significant user benefits.

Our consumer business (sales $130m, segment EBITA $22m) was down slightly due to competition in the UK and us and the postponement of a major condom tender in Brazil. However, consumer still generated the highest profit margin within Ansell at 17%. Of note, we are branching out from the traditional condom focus to include new products which expand our channels and range. We enjoyed good success with this strategy in Australia in 2005 and are poised for more upside in 2006.

Our Occupational business again grew strongly with sales of $414m, up 7% and segment EBITA of $61m, up 16%. Strength was broad-based across all regions. Our banner HyFlex range achieved 27% growth and is headed for further gains based on the number of innovations in the pipeline. Costs also continued to decline as our Mexican knitting plant made further efficiency gains year on year and this contributed to an increase in the profit margin to 14.7% - a record level.

One of the items i have highlighted in this brief discussion is the benefit of the Ansell portfolio. Our 3 businesses operate through different channels of distribution and with different customers and consumers. They usually have different competitors and sometimes operate with different cycles and commercial factors making us somewhat unique.

At the management level, we track performance using our “traffic light” system which I will explain. We measure our progress on a grid of 3 regions – Americas, Asia Pacific and EMEA (Europe/Middle East/Africa) and 3 businesses; Occupational, Professional and Consumer.

We use green when growth is at least 2% versus year ago, yellow for a range of + or – 2% and red for -2%. Obviously, our focus and objective is to have all businesses in green, but sometimes competition and other factors get the in the way of that. When businesses are “green”, we look to sustain the elements but when they are yellow or red, we hone in more closely for remedial actions.

In any event, this chart shows our sales for our various businesses by region. The good news is that most of the chart is green and our global total volume grew by 4%, but it also shows we have work cut out for us in some parts, but that is the point and value of a portfolio. At Ansell, our regional/business portfolio has an inherent beneficial effect of smoothing out our results.

This chart shows our segment EBITA #s; again highlighting our strengths and opportunity areas. Overall, however, we achieved a positive +11% on this component

Turning now to a brief overview to early trading in 2006, we have had some considerable volatility this year as global conditions stay dynamic.

Sales are tracking generally in line with our targets although a few headwinds have had an impact on EBITA. While our EBITA is still growing we are below our going in targets due to a variety of factors including higher world-wide latex costs, a change in the sales mix in our Occupational division, some higher costs associated with our US condom detention and the impact of foreign exchange conversion.

In this fiscal year Ansell continues to have positive impact in a number of our financial metrics including working capital management and strong free-cash flow generation. In aggregate, with our with plans in place and our business forecasts for the year, we are retaining our 2006 guidance of 54 - 57¢ US.

I’d now like to briefly talk about the business strategies we use as it relates to all of our businesses – specifically, that we seek to supply superior products and services to all our customers.

As a general rule, Ansell sells products at superior or higher prices than most competitors and accordingly needs to provide better products and services. We achieve that position through ongoing performance improvements as well as a rigorous focus on research and development into new products.

In 2005 we had 18 new products introduced into many markets including Gammex Hydrasoft, a moisturizing hand-friendly surgical glove, HyFlex CR – a cut resistant improvement incorporating Kevlar, vibe, a battery operated ring and many more products.

Our science and technology teams in Shah Alam, Malaysia and Seneca, South Carolina, work closely with their marketing and sales colleagues to added innovative new products to our range. We similarly seek value added business solutions such as safety net, and use Ansellcares and distributor advisory councils as valuable tools to differentiate ourselves from competitors.

Our programs providing leading edge information on hand protection from bio-terrorism and Cytotoxins are always well received and set Ansell apart from competitors based on the incremental benefits we provide to customers.

Your company also made good internal progress on numerous initiatives to deliver continuous improvement in our operations. The use of Six Sigma techniques continues to drive out waste and highlight opportunities across Ansell to improve our processes and maximize the effective and efficient use of assets.

Safety and quality remain a core focus, and while we have had a recent USA detention on Surat Thani-produced condoms, restorative action is underway on that site. From a safety standpoint, we had many sites which achieved important milestones last year. Noteworthy was the Victoria Gardens office which reached 10 years without a lost time incident and many manufacturing sites continued their good safety track records.

In last year’s meeting I outlined a multi-pronged approach to future growth and those avenues remain at the center of management’s growth plans. We have achieved a solid 2005 base and are now expanding our organic position with continued new product initiatives, developing plans to sell in new channels and also to continue to expand our business into new geographies. We have crafted plans for further penetrating India, Mexico, Russia and others and also hope to enter china this year with 1 or more of our businesses.

Ansell’s priority on growth manifests itself in several ways. In our professional business, we are expanding our synthetic surgical glove range with a polisoprene offering to grow share in this expanding sector. Our product offers much better fit, feel and flexibility than earlier items and will significantly improve our competitive position. We are also in the process of developing an even better “hand friendly’ surgeons glove that should provide further growth upsides.

We have been active in introducing many initiatives in occupational to spur our top line sales growth in new sectors of the market. Our new grip technology, particularly useful in oily/wet application uses, is winning rave reviews while several new gloves show signs of producing growth in new applications. We are testing single pair sales in petrol stations in Europe as part of a broader foray into growth opportunities in the DIY (do it yourself) channels. In aggregate, sales growth is a high priority and permeates all we do at Ansell.

I’d now like to show you a brief video about our new Ansell grip technology. If a picture says a 1,000 words, then a video says 10,000 words and this 2 minute segment highlights a new Ansell innovation that is a win-win scenario. A win for a company because a worker can do their job better and faster and a win for the worker as he or she will endure less stress in achieving productivity. Let’s take a look.

We also continue to seek alliances and joint venture or acquisition targets providing they will add value to shareholders. At the current time, management has initiatives underway in all of those individual growth strategies.

We have the financial and management bandwidth to undertake many activities and it is important we do so to sustain our track record of growth in shareholder value. The many initiatives we prioritize are shown on this summary slide for 2006 and beyond.

On a final note, we in Ansell management believe strongly in communication – communication with our employees, customers, consumers and all other constituents in our business relationships. We elicit information from surveys, from our distributor councils and all others who can help us develop products and programs which capture the voice of the customer.

The Ansell employees are focused on the voice of the customer – because serving that customer is the foundation of our business – today and into the future as we all grow shareholder value – for you the Ansell shareholder.

Thank you for the opportunity to review our progress and plans. Ansell has had a good first 100 years and we look forward to continued strength in the next 100 years. Please allow me now to hand the podium back to our chairman.

1 Ansell Limited Annual General Meeting 17 November 2005 Doug Tough Chief Executive Officer

2005 Results
2005 Results
+23 93.8 76.3 Free Cash Flow ($M)
+31 17¢ 13¢ Dividend (AUD)
+37
-84
68.8
7.9
50.4
50.4
Profit Attributable:
– Pre SPT* Writedown ($M)
– Post SPT* Writedown ($M)
+11 115.7 104.1 Segment EBITA* ($M)
+4 823.9 791.9 Sales ($M)
+/-% F’05 F’04
*EBITA = Earnings Before Interest Tax & Amortisation
*SPT = South Pacific Tyres

Ansell

100 YEARS OF PROTECTION

With our moisturised gloves, your hands resist the harshest conditions.
Gammex® PF
HydraSoft®

Professional Business
34% of Revenue and 28% of Segment EBITA
+3.0 279.2
Sales ($M)
+1.1 11.7
Margin (EBITA/Sales %)
+14.0 32.7
Segment EBITA ($M)
+/- % F’05
Strategy
Hand Health Management
Ansellcares
Innovation – Products/Technology
Cost Management

Ansell

100 YEARS OF PROTECTION

3 fun pack
BATTERIES INCLUDED
GLOW IN THE DARK
vibe 4U
vibrating condom
CONTAINS
3 ASSORTED Ansell CONDOMS
& 3 VIBRATING RINGS

Consumer Business
Consumer Business
16% of Revenue and 19% of Segment EBITA
16% of Revenue and 19% of Segment EBITA
Strategy:
Product/Marketing Differentiation
Asset utilization
New product development and extensions
Household Glove Expansion
- 2.0 130.4 Sales ($M)
- 0.2 16.9
Margin (EBITA/Sales %)
- 3.0 22.0 Segment EBITA ($M)
+/- % F’05

Strategy:
Premium supplier of hand solutions
Value-added service programs
Innovation – ergonomics, line extensions
Category Captains
Occupational Business
50% of Revenue and 53% of Segment EBITA
+1.1 14.7
Margin (EBITA/Sales %)
+16.0 61.0 Segment EBITA ($M)
+ 7.0 414.3 Sales ($M)
+/- % F’05

6 Summary Grid – F’05 v F’04 SALES Asia Pacific Europe* Americas Note: < -2% From -2% to +2% > +2% 4.0% 4.0% Total Occupational Professional Consumer Total *Includes Middle East & Africa

7 Summary Grid – F’05 v F’04 SEGMENT EBITA Asia Pacific Europe* Americas Note: < -2% From -2% to +2% > +2% 11.1% 11.1% Total Occupational Professional Consumer Total *Includes Middle East & Africa

F’06 Performance to Date
With 4 Months Results………
Sales Tracking Reasonably in Line with Targets
EBITA while still Growing is below our Targets:
Latex Costs
Occupational Sales Mix
Condom Detention
FX Impact
Strong Free Cash Flow Generation Continues
Full Year F’06 EPS Guidance of US54¢ - US57¢ is
unchanged

Ansell Business Strategy
Superior Products & Services
Value Added Products
Gammex Hydrasoft
HyFlex CR (Cut Resistant)
Vibe
Dermaprene Ultra
Value Added Services
Ansellcares
Personal Apparel Assessment
Ansell Value Proposition
Safety Net
Innovation
Effectiveness/Efficiency

Ansell

Strategic Initiatives
Bolt on Acquisitions
Technology
Geographic Focus
Organic Growth

10 Strategic Evolution From meeting multi-year Segment EBITA commitments to advancing Ansell Growth Strategy for F’06 and Beyond Methodology: F’05 F’05 Base Base

2006 and Beyond
Organic – New products, channels
Geographic – Market expansion in several ‘emerging’
markets
Technology – New Product Development in
combination with others for superior products
Acquisitions – Agreed strategy with Ansell Board
Overall platform for sustained, superior sales
and profit performance

Ansell

100 YEARS OF PROTECTION

EMPLOYEES
CUSTOMERS
CONSUMERS
RETAILERS

12 Communication DISTRIBUTORS SHAREHOLDERS

Ansell

Ansell
LifeStyles
12 ASSORTED
Ansell
freshtouch
disposable gloves
Ansell
100
FIRST AID • HEALTH CARE • BABY CARE
HyFlex
Ansell

13 ANSELL LIMITED ANSELL LIMITED TO GROW SHAREHOLDER VALUE Thank You

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: November 17, 2005